UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number:  001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 99.1 is a copy of the press release of Hunter Maritime Acquisition Corp. (the "Company"), dated January 17, 2019, announcing the Company's receipt of a notice of non-compliance with Nasdaq's annual shareholder meeting rule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)

Dated: January 17, 2019	By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Financial Officer

Exhibit 99.1
HUNTER MARITIME ACQUISITION CORP.
Announces Receipt of Notice of Non-Compliance with Nasdaq Annual Shareholder Meeting Rule
January 17, 2019 – Hunter Maritime Acquisition Corp. (NASDAQ: HUNT) (the "Company") today announced that on January 11, 2019, it received a written notice (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") indicating that the Company is not in compliance with Listing Rule 5620(a) (the "Annual Shareholder Meeting Rule"), which requires the Company to hold an annual meeting of shareholders within one year of the end of each fiscal year for continued listing on the Nasdaq Capital Market.  The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company's securities on the Nasdaq Capital Market.
The Notice states that, under Nasdaq rules, the Company has 45 calendar days to submit a plan to regain compliance with the Annual Shareholder Meeting Rule.  The Company intends to submit a plan to regain compliance with the Annual Shareholder Meeting Rule within the required timeframe.  If Nasdaq accepts the Company's plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the fiscal year end or until July 1, 2019 to evidence compliance with the Annual Shareholder Meeting Rule.  If Nasdaq does not accept the Company's plan, the Company will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel.
About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.
Forward-Looking Statements
This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements.  These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control.  Actual results may differ, possibly materially, from those anticipated in these forward-looking statements due to a variety of factors, including, among others, the Company's ability to submit a plan to regain compliance satisfactory to Nasdaq, the Company's ability to hold an annual meeting of shareholders, and other risks and uncertainties set forth in the Company's filings with the U.S. Securities and Exchange Commission which are available at the SEC's website at http://www.sec.gov. The Company undertakes no obligation to update these statements as a result of new information, future events or developments after the date of this press release, except as required by law.

Contact Information
Hunter Maritime Acquisition Corp.
Ludovic Saverys
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be